SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
             OLD MUTUAL EMERGING MANAGERS INSTITUTIONAL FUND, L.L.C.
                                (Name of Issuer)
             OLD MUTUAL EMERGING MANAGERS INSTITUTIONAL FUND, L.L.C.
                      (Name of Person(s) Filing Statement)
                  UNITS OF LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)
                                       N/A
                      (CUSIP Number of Class of Securities)
                                  Ross Weissman
                             Larch Lane Advisors LLC
                          800 Westchester Avenue, S-618
                               Rye Brook, NY 10573
                                 (888) 266-2200
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
              and Communications on Behalf of the Person(s) Filing
                                   Statement)
                                 With a copy to:
                               George Silfen, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2131
                                 March 30, 2009
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      Transaction Valuation: $200,000 (a) Amount of Filing Fee: $55.80 (b)
--------------------------------------------------------------------------------
(a) Calculated as the aggregate maximum purchase price for Units.

(b) Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

[  ]    Check the box if any part of the fee is offset as provided by Rule
        0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:
                                          ----------------------------------
     Form or Registration No.:
                                          ----------------------------------
     Filing Party:
                                          ----------------------------------
     Date Filed:
                                          ----------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]     third-party tender offer subject to Rule 14d-1.

[x]     issuer tender offer subject to Rule 13e-4.

[ ]     going-private transaction subject to Rule 13e-3.

[ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1.   SUMMARY TERM SHEET.


          As stated in the offering documents of Old Mutual Emerging Managers Institutional Fund, L.L.C. (the "Company"), the Company is offering to purchase units of limited liability company interests in the Company ("Units") from members of the Company ("Members") at their net asset value (that is, the value of the Company's assets minus its liabilities, multiplied by the proportionate interest in the Company a Member desires to tender). The offer to purchase Units (the "Offer") will remain open until 12:00 midnight, Eastern time, on April 24, 2009 (the "Expiration Date") unless the Offer is extended. The net asset value of the Units will be calculated for this purpose as of June 30, 2009 or, if the Offer is extended, approximately one month after the Expiration Date (in each case, the "Valuation Date"). The Company reserves the right to adjust the Valuation Date as a result of any extension of the Offer. The Company will review the net asset value calculation of Units during the Company's audit for its fiscal year ending March 31, 2010, which the Company expects will be completed by the end of May 2010 and the audited net asset value will be used to determine the final amount to be paid for tendered Units.


          Members may tender all of their Units or any portion of their Units (defined as a specific dollar value or as a number of Units) above the required minimum capital account balance. Each Member that tenders Units that are accepted for purchase by the Company will be given a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the net asset value of the Units tendered (valued in accordance with the Company's Limited Liability Company Agreement (the "LLC Agreement")), determined as of the Valuation Date. The Note will entitle the Member to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 97% of the net asset value of the Units tendered by the Member that are accepted for purchase by the Company (the "Initial Payment") and will be paid to the Member within one month after the Valuation Date or, if the Company has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Units, within ten business days after the Company has received at least 90% of the aggregate amount withdrawn by the Company from such portfolio funds. The Note will also entitle the Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Units tendered as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Company's financial statements, over (b) the Initial Payment. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, non-interest bearing account. The Contingent Payment will be payable promptly after the completion of the Company's annual audit. Proceeds of the Initial Payment and the Contingent Payment will be wire transferred directly to an account designated by the Member.

          A Member that tenders for repurchase only a portion of such Member's Units will be required to maintain a minimum capital account balance of $50,000 (or $25,000, in the case of certain Members, as set forth in the Company's Prospectus).

          The Company reserves the right to purchase less than the amount tendered by a Member if the amount tendered would cause the Member's capital account in the Company to have a value less than the required minimum balance. If the Company accepts the tender of all or a portion of such Member's Units, the Company will make payment for Units it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of and/or delivery of portfolio securities held by the Company, the withdrawals of its capital from portfolio funds in which it has invested, or by borrowings (which the Company does not intend to do).

          The Offer remains open to Members until 12:00 midnight, Eastern time, on April 24, 2009, the expected expiration date of the Offer. Until this time, Members have the right to change their minds and withdraw the tenders of their Units. Members will also have the right to withdraw tenders of their Units at any time after May 22, 2009, if their Units have not yet been accepted for purchase by the Company.


          If a Member would like the Company to purchase all or a portion of its Units, it should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to UMB Fund Services, Inc. (the "Transfer Agent"), at 803 W. Michigan St., Milwaukee, WI 53233, Attention: Old Mutual Funds, or
(ii) fax it to the Transfer Agent at (816) 860-3140, so that it is received before 12:00 midnight, Eastern time, on April 24, 2009. IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO THE TRANSFER AGENT PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, EASTERN TIME, ON APRIL 24, 2009). Of course, the value of the Units will change between January 31, 2009 (the last time prior to the date of this filing as of which net asset value has been calculated) and the Valuation Date. Members may obtain the estimated net asset value of their Units, which the Company will calculate monthly based upon the information the Company receives from the managers of the portfolio funds in which it invests, by contacting the Transfer Agent at (888) 896-8919 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern time). Please see Item 4(a)(9) for a discussion regarding the procedures implemented in the event the Offer is oversubscribed (I.E., more than $200,000 of Interests are duly tendered).

          Please note that just as each Member has the right to withdraw the tender of its Units, the Company has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern time, on April 24, 2009. Also realize that although the Offer expires on April 24, 2009, a Member that tenders all of its Units will remain a Member in the Company notwithstanding the Company's acceptance of the Member's Units for purchase through the Valuation Date. Accordingly, the value of tendered Units will remain at risk, until the Valuation Date, because of its investment pursuant to the Company's investment program.

ITEM 2.   ISSUER INFORMATION.

          (a)  The  name  of  the  issuer  is  Old  Mutual   Emerging   Managers
Institutional Fund, L.L.C. The Company is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Company is located at 800 Westchester Avenue, S-618, Rye Brook, New York 10573 and the telephone number is (888) 266-2200.

          As of January 1, 2009, the Company elected to be taxed as a corporation and to seek to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code (the "Tax Transition"). The Company previously was treated as a partnership for Federal tax purposes. The Fund's new tax treatment replaced the previous "capital account" structure (in which net increases and decreases in the net value of the Company's assets are allocated to a particular Member's account on a generally pro rata basis). On January 1, 2009, Members were issued Units equal in value to their capital accounts immediately preceding the Tax Transition. After January 1, 2009, Members participate in the Company's "general account" on the basis of the number of Units of the Company they hold relative to the total number of Units outstanding. Members refer to their Unit balances when calculating the value of an investment in the Company. Each Unit will have the same value and the value of a Member's account can be determined by multiplying the number of Units owned by such Member by the then current net asset value per Unit.

          (b) The title of the securities that are the subject of the Offer is units of limited liability company interests or portions thereof in the Company. As of the close of business on January 31, 2009, there was approximately $144,675 outstanding in capital of the Company, represented by Units (based on the estimated unaudited net asset value of such Units). Subject to the conditions set forth in the Offer, the Company will purchase up to $200,000 of Units that are tendered by Members and not withdrawn as described above in Item 1, subject to any extension of the Offer.

          (c) Units are not traded in any market, and any transfer thereof is strictly limited by the terms of the Company's LLC Agreement.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

          The name of the filing person is Old Mutual Emerging Managers Institutional Fund, L.L.C. The Company's principal executive office is located at 800 Westchester Avenue, S-618, Rye Brook, New York 10573 and the telephone number is (888) 266-2200. The Investment Adviser of the Company is Larch Lane Advisors LLC (the "Adviser"). LLA Holdings LLC, the special member of the Adviser, owns 81.25% of the Adviser and is an indirect majority-owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"). The principal executive office of the Adviser is located at 800 Westchester Avenue, S-618, Rye Brook, New York 10573 and the telephone number is (914) 798-7604. The Company's Managers are Gerald Hellerman, Paul D. Malek, George W. Morriss and Matthew Appelstein. Their address is c/o Larch Lane Advisors LLC, 800 Westchester Avenue, S-618, Rye Brook, New York 10573.

ITEM 4.   TERMS OF THIS TENDER OFFER.

          (a)(1) Subject to the conditions set forth in the Offer, the Company will purchase up to $200,000 of Units that are tendered by Members and not withdrawn (in accordance with Item 1) prior to 12:00 midnight, Eastern time, on the Expiration Date, or any later date as corresponds to any extension of the offer.

          (2) The purchase price of Units tendered to the Company for purchase will be their net asset value as of the Valuation Date.

               Members may tender all of their Units or any portion of their Units (defined as a specific dollar value or as a number of Units) above the required minimum capital account balance. Each Member that tenders Units that are accepted for purchase will be given a Note promptly upon acceptance of the such Units. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Units being purchased (subject to adjustment upon completion of the next annual audit of the Company's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date, and will be based upon the net asset value of the Company's assets as of that date, after giving effect to all allocations to be made as of that date. The Note will entitle the Member to receive an initial payment in an amount equal to at least 97% of the unaudited net asset value of the Units tendered and accepted for purchase by the Company. Payment of this amount will be made within one month after the Valuation Date or, if the Company has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Units, no later than ten business days after the Company has received at least 90% of the aggregate amount withdrawn by the Company from such portfolio funds. The Note will also entitle a Member to receive the Contingent Payment. The
Contingent Payment will be payable promptly after the completion of the Company's next annual audit. It is anticipated that the annual audit of the Company's financial statements will be completed within 60 days after March 31, 2010, the fiscal year end of the Company.

               Although the Company has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Company determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

               The Note pursuant to which a tendering Member will receive the Initial Payment and Contingent Payment (together, the "Cash Payment") will be mailed directly to the tendering Member. Any Cash Payment due pursuant to the Note will be made by wire transfer directly to the tendering Member to an account designated by the Member.

               A Member who tenders for repurchase only a portion of such Member's Units will be required to maintain a minimum capital account balance of $50,000 (or $25,000, in the case of certain Members, as set forth in the Company's Prospectus).

               A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) Notice of the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Company to Members that will be sent in connection with the Company's acceptance of tenders of Units, are attached hereto as Exhibits A, B, C, D and E, respectively.

          (3) The scheduled expiration date of the Offer is 12:00 midnight, Eastern time, April 24, 2009.

          (4) Not  Applicable.

          (5) The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of Units tendered by any Member will be the net asset value thereof as of the close of business on June 30, 2009 if the Offer expires on the initial Expiration Date or, if the Offer is extended, approximately one month after the Expiration Date. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer.

The Company also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units. If the Company determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

               (6) A tender of Units may be withdrawn at any time before 12:00 midnight, Eastern time, April 24, 2009 and, if such Units have not yet been accepted for purchase by the Company, at any time after May 22, 2009.

               (7) Members wishing to tender Units pursuant to the Offer should mail a completed and executed Letter of Transmittal to the Transfer Agent, to the attention of Old Mutual Funds, at the address set forth on page 2 of the Offer, or fax a completed and executed Letter of Transmittal to the Transfer Agent, also to the attention of Old Mutual Funds, at the fax number set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by the Transfer Agent, either by mail or by fax, no later than the Expiration Date. The Company recommends that all documents be submitted to the Transfer Agent by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to the Transfer Agent must also send or deliver the original completed and executed Letter of Transmittal to the Transfer Agent promptly thereafter. Any Member tendering Units pursuant to the Offer may withdraw its tender as described above in Item 4(a)(6). To be effective, any notice of withdrawal must be timely received by the Transfer Agent at the address or fax number set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling the Transfer Agent at the telephone number indicated on page 2 of the Offer. A tender of Units properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Units, Units may be tendered again prior to the Expiration Date by following the procedures described above.

               (8) For purposes of the Offer, the Company will be deemed to have accepted (and thereby purchased) Units that are tendered when it gives written notice to the tendering Member of its election to purchase such Member's Units.

               (9) If more than $200,000 of Units are duly tendered to the Company prior to the Expiration Date and not withdrawn, the Company may in its sole discretion: (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Units that the Company is offering to purchase. In the event the amount of Units duly tendered exceeds the amount of Units the Company has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Units, if any, the Company may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Company will accept Units duly tendered on or before the Expiration Date for payment on a PRO RATA basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in (5) above.

               (10) The purchase of Units pursuant to the Offer may have the effect of increasing the proportionate interest in the Company of Members who do not tender Units. Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Company's aggregate assets resulting from payment for the Units tendered.

These risks include the potential for greater volatility due to decreased diversification. However, the Company believes that this result is unlikely given the nature of the Company's investment program. A reduction in the aggregate assets of the Company may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Members on April 1, 2009 and thereafter from time to time.

               (11) Not Applicable.

               (12) The following discussion is a general summary of the Federal income tax consequences of the purchase of Units by the Company from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Company pursuant to the Offer.

          In general, a Member from which Units are purchased by the Company will be treated as receiving a distribution from the Company. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Units. A Member's basis in such Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Units. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Units is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has all of its Units purchased by the Company may generally recognize a loss, but only to the extent that the amount of consideration received from the Company is less than the Member's then adjusted tax basis in such Member's Units.

               (i) Not Applicable.

               (ii) Not Applicable.

               (iii) Not Applicable.

               (iv) Not Applicable.

               (v) Not Applicable.

               (vi) Not Applicable.


ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

          The Company's Prospectus (the "Prospectus"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Units, provide that the Company's Board of Managers has the sole discretion to determine whether the Company will purchase Units from Members from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Managers that the Company purchase Units from Members quarterly, effective as of March 31, June 30, September 30 and December
31. The Company has previously offered to purchase Units from Members pursuant to written tenders, effective as of March 31, 2008, June 30, 2008, September 30, 2008, December 31, 2008 and March 31, 2009.

          The Company is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Company and the Adviser or any Manager of the Company or any person controlling the Company or controlling the Adviser or any Manager of the Company; and (ii) any person, with respect to Units. However, the LLC Agreement provides that the Company shall be dissolved if the Units of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all of its Units for purchase by the Company have not been repurchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

          (a) The purpose of the Offer is to provide liquidity to Members that hold Units, as contemplated by and in accordance with the procedures set forth in the Prospectus and the LLC Agreement.

          (b) The Company currently expects that it will accept subscriptions for Units as of April 1, 2009 and on the first day of each month thereafter, but is under no obligation to do so.

          (c) Neither the Company nor the Adviser nor the Board of Managers has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Units (other than the Company's intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the Company), or the disposition of Units; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (3) any material change in the present distribution policy or indebtedness or capitalization of the Company; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, to fill any existing vacancy on the Board of Managers or any plans or proposals to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Company (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Units to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Company); (6) any other material change in the Company's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Company by any person. Because Units are not traded in any market, Sections (6), (7) and (8) of Regulation M-A ss. 229.1006 (c) are not applicable to the Company.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The Company expects that the purchase price for Units acquired pursuant to the Offer, which will not exceed $200,000 (unless the Company elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Company;

and (iii) possibly borrowings, as described in paragraph (b), below. The Company will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

          (b) None of the Company, the Adviser or the Board of Managers has determined at this time to borrow funds to purchase Units tendered in connection with the Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Units, subject to compliance with applicable law. If the Company finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Company were to fail to repay any such amounts, the lender would be entitled to satisfy the Company's obligations from the collateral deposited in the special custody account. The Company expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Company by existing and/or new Members, or from the proceeds of the sale of securities and portfolio assets held by the Company.

          (c) Not Applicable.

          (d) Not Applicable.

ITEM 8.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Based on January 31, 2009 estimated values, OMUSH owns $95,695.66 of Units (approximately 66.15% of the outstanding Units).

          (b) OMUSH has tendered its entire interest in Old Mutual Emerging Managers Master Fund, L.L.C. (the "Master Fund") effective as of March 31, 2009, valued at approximately $1.81 million as of January 31, 2009, pursuant to the terms of the Master Fund's offer to repurchase interests. OMUSH has also informed the Company that the proceeds from the tender of its interest in the Master Fund will be invested simultaneously into the Company as of April 1, 2009. This would result in a significant investment by OMUSH into the Company, but it would not result in any change in the Master Fund's net asset value.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

          No persons have been employed, retained or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer.

ITEM 10.  FINANCIAL STATEMENTS.

          (a)(1) Reference is made to the following financial statements of the Company, which the Company has prepared and furnished to Members pursuant to Rule 30e-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

          Audited financial statements for the fiscal year ended March 31, 2007, previously filed on EDGAR on Form N-CSR on June 8, 2007.

          Unaudited financial statements for the semi-annual period ended September 30, 2007, previously filed on EDGAR on Form N-CSR on December 7, 2007.

          Audited financial statements for the fiscal year ended March 31, 2008, previously filed on EDGAR on Form N-CSR on June 9, 2008.

          Unaudited financial statements for the semi-annual period ended September 30, 2008, previously filed on EDGAR on Form N-CSR on December 10, 2008.

               (2) The Company is not required to and does not file quarterly unaudited financial statements under the 1934 Act. The Company does not have shares, and consequently does not have earnings per share information.

               (3) Not Applicable.

               (4) The Company does not have shares, and consequently does not have book value per share information.

          (b) The Company's assets will be reduced by the amount of the tendered Units that are repurchased by the Company. Thus, income relative to assets may be affected by the Offer. The Company does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.  ADDITIONAL INFORMATION.

           (a)(1)  None.
              (2)  None.
              (3)  Not Applicable.
              (4)  Not Applicable.
              (5)  None.

          (b) None.

ITEM 12.  EXHIBITS.

          Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and are incorporated herein by reference:

          A. Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal.
          B.  Notice of Offer to Purchase.
          C.  Form of Letter of Transmittal.
          D.  Form of Notice of Withdrawal of Tender.

          E. Forms of Letters from the Company to Members in connection with the Company's acceptance of tenders of Units.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            OLD MUTUAL EMERGING MANAGERS
                                            INSTITUTIONAL FUND, L.L.C.

                                           By: /s/ Ross Weissman
                                               ---------------------------------
                                               Name: Ross Weissman
                                               Title:  Chief Financial Officer

March 30, 2009

                                  EXHIBIT INDEX


                                     EXHIBIT

A. Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal.

B. Notice of Offer to Purchase.

C. Form of Letter of Transmittal.

D. Form of Notice of Withdrawal of Tender.

E. Forms of Letters from the Company to Members in Connection with the Company's Acceptance of Tenders of Units.

                                    EXHIBIT A

    Cover Letter to the Notice of Offer to Purchase and Letter of Transmittal
             OLD MUTUAL EMERGING MANAGERS INSTITUTIONAL FUND, L.L.C.
       IF YOU DO NOT WANT TO SELL YOUR UNITS OF LIMITED LIABILITY COMPANY
              INTERESTS AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
          THIS IS SOLELY A NOTIFICATION OF THE COMPANY'S TENDER OFFER.

March 30, 2009

          Dear Old Mutual Emerging Managers Institutional Fund, L.L.C. Member:

          We are writing to inform you of important dates relating to a tender offer by Old Mutual Emerging Managers Institutional Fund, L.L.C. (the "Company"). If you are not interested in tendering your units of limited liability company interests in the Company ("Units") at this time, please disregard this notice and take no action.

          The tender offer period will begin on March 30, 2009 and will end at 12:00 midnight, Eastern time, on April 24, 2009. The purpose of the tender offer is to provide liquidity to members that hold Units. Units may be presented to the Company for purchase only by tendering them during one of the Company's announced tender offers.

          Should you wish to tender all or a portion of your Units for purchase by the Company during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than April 24, 2009. If you do not wish to tender your Units, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO TENDER ANY OF YOUR UNITS AT THIS TIME.

          All tenders of Units must be received by the Company's Transfer Agent, UMB Fund Services, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by April 24, 2009.

          If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Account Executive or our Transfer Agent at (888) 896-8919.

Sincerely,

Old Mutual Emerging Managers Institutional Fund, L.L.C.

                                    EXHIBIT B

                           Notice of Offer to Purchase
             Old Mutual Emerging Managers Institutional Fund, L.L.C.
                          800 Westchester Avenue, S-618
                               Rye Brook, NY 10573
                                 (888) 266-2200
                 OFFER TO PURCHASE UP TO $200,000 OF OUTSTANDING
                            UNITS AT NET ASSET VALUE
                              DATED MARCH 30, 2009
                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                  12:00 MIDNIGHT, EASTERN TIME, APRIL 24, 2009,
                          UNLESS THE OFFER IS EXTENDED

To the Members of Old Mutual Emerging Managers Institutional Fund, L.L.C.:


          Old Mutual Emerging Managers Institutional Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Company"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $200,000 of Units of the Company or portions thereof pursuant to tenders by members of the Company ("Members") at a price equal to their net asset value as of June 30, 2009, if the Offer expires on April 24, 2009, or, if the Offer is extended, approximately one month after the expiration date of the Offer (in each case, the "Valuation Date"). (As used in this Offer, the term "Units" shall refer to the units of the Company and portions thereof representing beneficial interests in the Company.) If the Company elects to extend the tender period, for the purpose of determining the purchase price for tendered Units, the net asset value of such Units will be determined at the close of business on the Valuation Date. This Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Company's Limited Liability Company Agreement (the "LLC Agreement"), if applicable.

          Members should realize that the value of the Units tendered in this Offer likely will change between January 31, 2009 (the last time net asset value was calculated) and the Valuation Date. Members tendering their Units should also note that they will remain Members in the Company, with respect to the Units tendered and accepted for purchase by the Company, through the Valuation Date. Accordingly, the value of tendered Units will remain at risk until the Valuation Date, because of its investment pursuant to the Company's investment program.

          Any tendering Members that wish to obtain the estimated net asset value of their Units should contact the Company's transfer agent, UMB Fund Services, Inc. (the "Transfer Agent"), at the telephone numbers or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern time). Members desiring to tender all or any portion of their Units in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Company in the manner set forth in Section 4 below.

Old Mutual Emerging Managers Institutional Fund, L.L.C.

          As of January 1, 2009, the Company elected to be taxed as a corporation and to seek to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code (the "Tax Transition"). The Company previously was treated as a partnership for Federal tax purposes. The Fund's new tax treatment replaced the previous "capital account" structure (in which net increases and decreases in the net value of the Company's assets are allocated to a particular Member's account on a generally pro rata basis). On January 1, 2009, Members were issued Units equal in value to their capital accounts immediately preceding the Tax Transition. After January 1, 2009, Members participate in the Company's "general account" on the basis of the number of Units of the Company they hold relative to the total number of Units outstanding. Members refer to their Unit balances when calculating the value of an investment in the Company. Each Unit will have the same value and the value of a Member's account can be determined by multiplying the number of Units owned by such Member by the then current net asset value per Unit.

                                    IMPORTANT

          None of the Company, its investment adviser or its Board of Managers makes any recommendation to any Member as to whether to tender or refrain from tendering Units. Members must make their own decisions whether to tender Units, and, if they choose to do so, the portion of their Units to tender.

          Because each Member's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Company as to whether Members should tender Units pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the letter of transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Company.

          This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

          Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Transfer Agent.


                         UMB Fund Services, Inc.
                         803 W. Michigan St.
                         Milwaukee, WI 53233
                         Attention:  Old Mutual Funds
                         Phone:  (888) 896-8919
                         Fax:    (816) 860-3140

Old Mutual Emerging Managers Institutional Fund, L.L.C.

                                TABLE OF CONTENTS

1.       BACKGROUND AND PURPOSE OF THE OFFER................................6
2.       OFFER TO PURCHASE AND PRICE........................................7
3.       AMOUNT OF TENDER...................................................7
4.       PROCEDURE FOR TENDERS..............................................8
5.       WITHDRAWAL RIGHTS..................................................8
6.       PURCHASES AND PAYMENT..............................................9
7.       CERTAIN CONDITIONS OF THE OFFER...................................10
8.       CERTAIN INFORMATION ABOUT THE COMPANY.............................11
9.       CERTAIN FEDERAL INCOME TAX CONSEQUENCES...........................12
10.      MISCELLANEOUS.....................................................12

Old Mutual Emerging Managers Institutional Fund, L.L.C.

                               SUMMARY TERM SHEET

     o As stated in the offering documents of Old Mutual Emerging Managers Institutional Fund, L.L.C. (hereinafter "we" or the "Company"), we will purchase your units of limited liability company interests
          ("Units") at their net asset value (that is, the value of the Company's assets minus its liabilities, multiplied by the proportionate interest in the Company you desire to tender). This offer to purchase Units (the "Offer") will remain open until 12:00 midnight, Eastern time, on April 24, 2009 unless the Offer is extended (the "Expiration Date").

     o The net asset value of the Units will be calculated for this purpose as of June 30, 2009 or, if the Offer is extended, approximately one month after the Expiration Date (in each case, the "Valuation Date"). The Company reserves the right to adjust the Valuation Date as a result of any extension of the Offer. The Company will review the net asset value calculation of the Units during the Company's audit for its fiscal year ending March 31, 2010, which the Company expects will be completed by the end of May 2010 and the audited net asset value will be used to determine the final amount paid for tendered Units.

     o You may tender all of your Units or any portion of your Units (defined as a specific dollar value or as a number of Units) above the required minimum capital account balance. If you tender all (or a portion of your Units) and we purchase those Units, we will give you a non-interest-bearing, non-transferable promissory note (the "Note") entitling you to an amount equal to the net asset value of the Units tendered (valued in accordance with the Company's Limited Liability Company Agreement (the "LLC Agreement")), determined as of the Valuation Date.

     o The Note will be mailed to you and will entitle you to an initial payment in cash and/or marketable securities (valued according to the LLC Agreement) equal to 97% of the net asset value of the Units (the "Initial Payment") which will be paid to you within 30 days after the Valuation Date or, if we have requested withdrawals of capital from any portfolio funds in order to finance the purchase of Units, ten business days after we have received at least 90% of the aggregate amount withdrawn from such portfolio funds.

     o The Note will also entitle you to a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Units tendered as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Company's financial statements) over (b) the Initial Payment. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, non-interest bearing account. The Contingent Payment will be payable promptly after the completion of the Company's next annual audit.

Old Mutual Emerging Managers Institutional Fund, L.L.C.

     o If you tender only a portion of your Units you will be required to maintain a minimum capital account balance of $50,000 (or $25,000, in the case of certain Members, as set forth in the Company's Prospectus). We reserve the right to purchase less than the amount you tender if the purchase would cause your capital account to have less than the required minimum balance.

     o If we accept the tender of all or a portion of your Units, we will pay you your proceeds from: cash on hand, withdrawals of capital from the portfolio funds in which we have invested, the proceeds of the sale of and/or delivery of portfolio securities held by the Company and/or by borrowing if the Offer is extended (which we do not intend to do).

     o Following this summary is a formal notice of our offer to repurchase your Units. Our Offer remains open to you until 12:00 midnight, Eastern time, on April 24, 2009, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Units. You will also have the right to withdraw the tender of your Units at any time after May 22, 2009, assuming your Units have not yet been accepted for repurchase.

     o If you would like us to repurchase all or a portion of your Units, you should (i) mail the Letter of Transmittal, enclosed with the Offer, to UMB Fund Services, Inc. at 803 W. Michigan St., Milwaukee, WI 53233,
          Attention:  Old Mutual Funds,  or (ii) fax it to the Transfer Agent at
          (816) 860-3140, so that it is received before 12:00 midnight, Eastern time, on April 24, 2009. IF YOU FAX THE LETTER OF TRANSMITTAL, YOU SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO THE TRANSFER AGENT PROMPTLY AFTER YOU FAX IT (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, EASTERN TIME, ON APRIL 24, 2009).

     o The value of your Units will change between January 31, 2009 (the last time net asset value was calculated) and the Valuation Date.

     o If you would like to obtain the estimated net asset value of your Units, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact the Transfer Agent at (888) 896-8919 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern time).

     o If more than $200,000 of Units are duly tendered to the Company prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Company will in its sole discretion either (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Units that the Company is offering to purchase. In the event the amount of Units duly tendered exceeds the amount of Units the Company has offered to purchase pursuant to the Offer or any amendment

Old Mutual Emerging Managers Institutional Fund, L.L.C.

          thereof (including the amount of Units, if any, the Company may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Company will accept Units duly tendered on or before the Expiration Date for payment on a PRO RATA basis based on the aggregate net asset value of tendered Units.

     o Please note that just as you have the right to withdraw the tender of Units, we have the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern time, on April 24, 2009. Also realize that although the Offer expires on April 24, 2009, you will remain a Member of the Company, with respect to the Units tendered and accepted for purchase by the Company, through the Valuation Date. Accordingly, the value of your tendered Units will remain at risk until the Valuation Date, because of its investment pursuant to the Company's investment program.

          1.   BACKGROUND AND PURPOSE OF THE OFFER.

          The purpose of this Offer is to provide liquidity to Members who hold Units, as contemplated by and in accordance with the procedures set forth in the Company's Prospectus (the "Prospectus"), and the LLC Agreement. The Prospectus and the LLC Agreement, which were provided to each Member in advance of subscribing for Units, provide that the Board of Managers has the sole discretion to determine whether the Company will purchase Units from Members from time to time pursuant to written tenders. The Prospectus also states that Larch Lane Advisors LLC, the investment adviser of the Company (the "Adviser"), expects that it will recommend to the Board of Managers that the Company purchase Units from Members quarterly, effective as of March 31, June 30, September 30 and December 31. The Company has previously offered to purchase Units from Members pursuant to written tenders, effective as of March 31, 2008, June 30, 2008, September 30, 2008, December 31, 2008 and March 31, 2009. Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Company, the Board of Managers has determined, after consideration of various matters, including but not limited to those set forth in the Prospecuts, that the Offer is in the best interest of Members in order to provide liquidity for Units as contemplated in the Prospectus and the LLC Agreement.

          The purchase of Units pursuant to the Offer may have the effect of increasing the proportionate interest in the Company of Members that do not tender Units. Members that retain their Units may be subject to increased risks due to the reduction in the Company's aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Company believes that this result is unlikely given the nature of the Company's investment program. A reduction in the aggregate assets of the Company may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Members on April 1, 2009 and thereafter from time to time.

Old Mutual Emerging Managers Institutional Fund, L.L.C.

          The Company currently expects that it will accept subscriptions for Units as of April 1, 2009 and on the first day of each month thereafter, but is under no obligation to do so.

          2.   OFFER TO PURCHASE AND PRICE.

          Subject to the conditions of the Offer, the Company will purchase up to $200,000 of Units that are tendered by Members and not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, Eastern time, on April 24, 2009 or any later date as corresponds to any extension of the Offer (in each case, the "Expiration Date"). The Company reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of Units tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6. The Company reserves the right to adjust the Valuation Date as a result of any extension of the Offer.

          As of the close of business on January 31, 2009, there was approximately $144,675 outstanding in capital of the Company held in Units (based on the estimated unaudited net asset value of such Units). Members may obtain monthly estimated net asset value information, which the Company calculates based upon the information it receives from the managers of the portfolio funds in which the Company invests, until the expiration of the Offer, by contacting the Transfer Agent at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern time).

          3.   AMOUNT OF TENDER.

          Subject to the limitations set forth below, Members may tender all of their Units or any portion of their Units (defined as a specific dollar value or as a number of Units) above the required minimum capital account balance, as described below. A Member that tenders for repurchase only a portion of its Units will be required to maintain a minimum capital account balance of $50,000 (or $25,000, in the case of certain Members, as set forth in the Company's Prospectus). If a Member tenders an amount that would cause the Member's capital account balance to fall below the required minimum, the Company reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained. The Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered.

          If the amount of Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $200,000 (or such greater amount as the Company may elect to purchase pursuant to the Offer), the Company will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Company elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $200,000 of Units are duly tendered to the Company prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Company will in its sole discretion either (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the 1934 Act; or (b) amend and extend the Offer to increase the amount of Units that the Company is offering to purchase. In the event the amount of Units duly tendered exceeds the amount of Units the Company has offered to purchase

Old Mutual Emerging Managers Institutional Fund, L.L.C.

pursuant to the Offer or any amendment thereof (including the amount of Units, if any, the Company may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Company will accept Units duly tendered on or before the Expiration Date for payment on a PRO RATA basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

          4.   PROCEDURE FOR TENDERS.

          Members wishing to tender Units pursuant to the Offer should mail a completed and executed Letter of Transmittal to the Transfer Agent, to the attention of Old Mutual Funds, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to the Transfer Agent, also to the attention of Old Mutual Funds, at the fax number set forth on page 2. The completed and executed Letter of Transmittal must be received by the Transfer Agent, either by mail or by fax, no later than 12:00 midnight on the Expiration Date.

          The Company recommends that all documents be submitted to the Transfer Agent via certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to the Transfer Agent must also send or deliver the original completed and executed Letter of Transmittal to the Transfer Agent promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact the Transfer Agent at the address or telephone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering Units including, but not limited to, the failure of the Transfer Agent to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Company, in its sole discretion, and such determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Unit or any particular Member, and the Company's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Company, the Adviser or the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

          5.   WITHDRAWAL RIGHTS.

          Any Member tendering Units pursuant to this Offer may withdraw such tender at any time prior to or on the Expiration Date and, at any time after May 22, 2009, assuming such Member's Units have not yet been accepted for purchase by the Company. To be effective, any notice of withdrawal of a tender must be timely received by the Transfer Agent at the address or the fax number set forth on page 2. A form to use to give notice of withdrawal of a tender is available by calling the Transfer Agent at the telephone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Company, in its sole discretion, and such determination will be

Old Mutual Emerging Managers Institutional Fund, L.L.C.

final and binding. A tender of Units properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Units may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

          6.   PURCHASES AND PAYMENT.

          For purposes of the Offer, the Company will be deemed to have accepted (and thereby purchased) Units that are tendered as, if and when it gives written notice to the tendering Member of its election to purchase such Units. As stated in Section 2 above, the purchase price of Units tendered by any Member will be the net asset value thereof as of the Valuation Date. The net asset value will be determined after all allocations to capital accounts of the Member required to be made by the LLC Agreement have been made.

          For Members who tender all of their Units or a portion thereof that are accepted for purchase, payment of the purchase price will consist of a non-interest-bearing non-transferable promissory note (the "Note") entitling a Member to an initial and contingent payment. The Note will entitle the Member to receive an initial payment of 97% of the unaudited net asset value of the Units tendered and accepted for purchase by the Company. Payment of this amount will be made within one month after the Valuation Date or, if the Company has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Units, no later than ten business days after the Company has received at least 90% of the aggregate amount withdrawn by the Company from such portfolio funds. The Note will also entitle a Member to receive a contingent payment equal to the excess, if any, of (a) the net asset value of the Units tendered and accepted for purchase by the Company as of the Valuation Date, determined based on the audited financial statements of the Company for its fiscal year ending March 31, 2010, over (b) the Initial Payment (the "Contingent Payment"). The Note will be delivered to the tendering Member in the manner set forth below within ten calendar days after the acceptance of the Member's Units. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, non-interest bearing account. The Contingent Payment will be payable (in the manner set forth below) promptly after completion of the audit of the financial statements of the Company for its fiscal year. It is anticipated that the audit of the Company's financial statements will be completed no later than 60 days after March 31, 2010.

          Although the Company has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members of the Company.

          The Note pursuant to which a tendering Member will receive the Initial Payment and Contingent Payment (together, the "Cash Payment") will be mailed directly to the tendering Member. Any Cash Payment due pursuant to the Note will be made by wire transfer directly to the tendering Member to an account designated by the Member.

          The Company expects that the purchase price for Units acquired pursuant to the Offer, which will not exceed $200,000, (unless the Company elects to purchase a greater amount) will be derived from: (a) cash on hand; (b) the proceeds of the sale of securities and

Old Mutual Emerging Managers Institutional Fund, L.L.C.

portfolio assets held by the Company; and/or (c) possibly borrowings, as described below. The Company will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Note, as described above. Neither the Company, nor the Board of Managers, nor the Adviser have determined at this time to borrow funds to purchase Units tendered in connection with the Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to finance any portion of the purchase price, subject to compliance with applicable law, through borrowings. If the Company finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, SEI Private Trust Company, to serve as collateral for any amounts so borrowed, and if the Company were to fail to repay any such amounts, the lender would be entitled to satisfy the Company's obligations from the collateral deposited in the special custody account. The Company expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Company by existing and/or new Members or from the proceeds of the sale of securities and portfolio assets held by the Company.

          7.  CERTAIN CONDITIONS OF THE OFFER.

          The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of Units tendered by any Member will be the net asset value thereof as of the Valuation Date. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units. If the Company determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

          The Company may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Company would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Company's investment objectives and policies in order to purchase Units tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Company, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Company, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Company has a material investment, (v) commencement of war, significant increase in armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Company, (vi) material decrease in the net asset value of the Company from the net asset value of the Company as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Company or its Members if Units tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Company to purchase Units pursuant to the

Offer. However, there can be no assurance that the Company will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

          8.  CERTAIN INFORMATION ABOUT THE COMPANY.

          The Company is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Company is located at 800 Westchester Avenue, S-618, Rye Brook, New York 10573 and the telephone number is (888) 266-2200. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

          As of January 1, 2009, the Company elected to be taxed as a corporation and to seek to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code (the "Tax Transition"). The Company previously was treated as a partnership for Federal tax purposes. The Fund's new tax treatment replaced the previous "capital account" structure (in which net increases and decreases in the net value of the Company's assets are allocated to a particular Member's account on a generally pro rata basis). On January 1, 2009, Members were issued Units equal in value to their capital accounts immediately preceding the Tax Transition. After January 1, 2009, Members participate in the Company's "general account" on the basis of the number of Units of the Company they hold relative to the total number of Units outstanding. Members refer to their Unit balances when calculating the value of an investment in the Company. Each Unit will have the same value and the value of a Member's account can be determined by multiplying the number of Units owned by such Member by the then current net asset value per Unit.

          Neither the Company nor the Adviser nor the Board of Managers has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Units (other than the Company's intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the Company), or the disposition of Units; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (c) any material change in the present distribution policy or indebtedness or capitalization of the Company; (d) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, to fill any existing vacancy on the Board of Managers or any plans or proposals to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Company (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Units to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Company); (f) any other material change in the Company's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Company by any person.

Old Mutual Emerging Managers Institutional Fund, L.L.C.

          Based on January 31, 2009 estimated values, Old Mutual (US) Holdings, Inc. ("OMUSH") owns $95,695.66 of Units (approximately 66.15% of the outstanding Units).

          To the Company's knowledge, no executive officer, Manager, or other affiliate plans to tender, and the Company presently has no plans to purchase the Units of any executive officer, Manager or other affiliate of the Company pursuant to the Offer.

          OMUSH, the parent company of the Adviser, has tendered its entire Interest effective as of April 1, 2009. OMUSH has also informed the Company that the proceeds from the tender of its Interest will be invested simultaneously into Old Mutual Absolute Return Institutional Fund, L.L.C., a feeder fund that invests substantially all of its assets into the Company. As a result, the Company's net asset value is not expected to change. Except for the foregoing, to the Company's knowledge, no executive officer, Manager, or other affiliate plans to tender, and the Company presently has no plans to purchase the Interest of any executive officer, Manager or other affiliate of the Company pursuant to the Offer.

          9.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

          The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Company from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Company pursuant to the Offer.

          In general, a Member from whom Units (held as capital assets) are purchased by the Company may realize a capital gain or loss in an amount equal to the difference between the amount realized and the Member's adjusted tax basis in the Units. Such gain or loss will be long-term or short-term, depending upon the Member's holding period for the Units. Generally, a Member's gain or loss will be a long-term gain or loss if the Units have been held for more than one year. A loss realized on a sale or exchange of Units will be disallowed if such Units are acquired within a 61-day period beginning 30 days before and ending 30 days after the date on which the Units are disposed of. In such case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Member on a disposition of Units held by the Member for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received by the Member (or amounts credited as undistributed capital gains) with respect to such Units.

          Under Treasury regulations, if a Member recognizes a loss with respect to Units of $2 million or more for an individual Member or $10 million or more for a corporate Member, the Member will likely have to file with the Internal Revenue Service a disclosure statement on Form 8886. Members should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

          10.  MISCELLANEOUS.

          The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Company is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.

However, the Company reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Company believes such exclusion is permissible under applicable laws and regulations, provided the Company makes a good faith effort to comply with any state law deemed applicable to the Offer.

          The Company has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Company by contacting the Transfer Agent at the address and telephone number set forth on page 2 or from the SEC's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549.


                                     ANNEX A
                              Financial Statements

                  Audited financial statements for the fiscal year ended March 31, 2007, previously filed on EDGAR on Form N-CSR on June 8, 2007.

                  Unaudited financial statements for the semi-annual period ended September 30, 2007, previously filed on EDGAR on Form N-CSR on December 7, 2007.

                  Audited financial statements for the fiscal year ended March 31, 2008, previously filed on EDGAR on Form N-CSR on June 9, 2008.

                  Unaudited financial statements for the semi-annual period ended September 30, 2008, previously filed on EDGAR on Form N-CSR on December 10, 2008.

                                    EXHIBIT C
                              LETTER OF TRANSMITTAL
                                    Regarding
                                      Units
                                       of
             OLD MUTUAL EMERGING MANAGERS INSTITUTIONAL FUND, L.L.C.
                   Tendered Pursuant to the Offer to Purchase
                              Dated March 30, 2009
 -------------------------------------------------------------------------------

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS LETTER
            OF TRANSMITTAL MUST BE RECEIVED BY THE COMPANY BY, 12:00
     MIDNIGHT, EASTERN TIME, ON APRIL 24, 2009 UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------
          Complete This Letter Of Transmittal And Return Or Deliver To:

                             UMB Fund Services, Inc.
                               803 W. Michigan St.
                               Milwaukee, WI 53233
                           Attention: Old Mutual Funds
                              Phone: (888) 896-8919
                               Fax: (816) 860-3140

Old Mutual Emerging Managers Institutional Fund, L.L.C.

Ladies and Gentlemen:

          The  undersigned  hereby  tenders  to  Old  Mutual  Emerging  Managers
Institutional Fund, L.L.C. (the "Company"), a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware, the units of limited liability company interests in the Company ("Units") or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated March 30, 2009 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE COMPANY TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.


          The undersigned hereby sells to the Company the Units tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Units tendered hereby and that the Company will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

          The undersigned recognizes that under certain circumstances set forth in the Offer, the Company may not be required to purchase any of the Units of the Company or portions thereof tendered hereby.

          A promissory note for the purchase price will be mailed to the undersigned. The initial payment of the purchase price for the Units tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned. The undersigned hereby represents and warrants that the undersigned understands that any payment in the form of marketable securities would be made by means of special arrangement with the tendering member in the sole discretion of the Board of Managers of the Company.

          The promissory note will also reflect the contingent payment portion of the purchase price (the "Contingent Payment"), if any, as described in
Section 6 of the Offer to Purchase. Any Contingent Payment of cash due pursuant to the promissory note will also be made by wire transfer of the funds to the undersigned's account. The undersigned recognizes that the amount of the purchase price for Units will be based on the unaudited net asset value of the Company as of June 30, 2009 or, if the Offer is extended, approximately one month after the expiration date of the Offer, as described in Section 7. The Contingent Payment portion of the purchase price, if any, will be determined upon completion of the audit of the Company's financial statements which is anticipated to be completed not later than 60 days after March 31, 2010, the Company's fiscal year end, and will be paid promptly thereafter.

          All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding

Old Mutual Emerging Managers Institutional Fund, L.L.C.

on  the  heirs,  personal   representatives,   successors  and  assigns  of  the
undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

Old Mutual Emerging Managers Institutional Fund, L.L.C.

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:

UMB FUND SERVICES, INC.
803 W. MICHIGAN ST.
MILWAUKEE, WI 53233
ATTENTION:  OLD MUTUAL FUNDS
PHONE:  (888) 896-8919
FAX:      (816) 860-3140
PART 1.   NAME AND ADDRESS:
Name of Member:
                     --------------------------------------------
Social Security No.
or Taxpayer
Identification No.:
                     --------------------------------------------
Telephone Number:   (            )
                     --------------------------------------------
PART 2. AMOUNT OF UNITS OF LIMITED LIABILITY COMPANY INTERESTS IN THE COMPANY BEING TENDERED:

[ ]    All Units.

[ ] Portion of Units expressed as a specific dollar value. (A minimum interest with a value greater than $50,000 (or $25,000, in the case of certain Members, as set forth in the Company's Prospectus) must be maintained (the "Required Minimum Balance").)*

                                        $______________________

[ ] Portion of Units expressed as a specific number of Units. (Required Minimum Balance must be maintained). ______________________

[ ]    All Units in excess of the Required Minimum Balance.

       *The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Company may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

Old Mutual Emerging Managers Institutional Fund, L.L.C.


PART 3.   PAYMENT.

          CASH PAYMENT

          Cash Payments shall be wire transferred to the following account:

                        ---------------------------------
                                  Name of Bank

                        ---------------------------------
                                 Address of Bank

                        ---------------------------------
                                   ABA Number

                        ---------------------------------
                                 Account Number

                        ---------------------------------
                        Name Under Which Account Is Held

PROMISSORY NOTE
The promissory note reflecting both the initial and contingent payment portion of the purchase price, if applicable, will be mailed directly to the undersigned to the address of the undersigned as maintained in the books and records of the Company.

Old Mutual Emerging Managers Institutional Fund, L.L.C.

PART 4.     SIGNATURE(S).

----------------------------------------- -------------------------------------
FOR INDIVIDUAL INVESTORS                   FOR OTHER INVESTORS:
AND JOINT TENANTS:

------------------------------------       ------------------------------------
Signature                                  Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON INVESTOR CERTIFICATION)

------------------------------------       ------------------------------------
Print Name of Investor                     Signature
                                           (SIGNATURE OF OWNER(S) EXACTLY AS
                                           APPEARED ON INVESTOR CERTIFICATION)

------------------------------------       ------------------------------------
Joint Tenant Signature if necessary        Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON INVESTOR CERTIFICATION)

------------------------------------        ------------------------------------
Print Name of Joint Tenant                  Co-signatory if necessary
                                            (SIGNATURE OF OWNER(S) EXACTLY AS
                                             APPEARED ON INVESTOR CERTIFICATION)

                                            ------------------------------------
                                            Print Name and Title of Co-signatory

----------------------------------------- -------------------------------------
Date:
         ---------------------------

                                    EXHIBIT D
                         NOTICE OF WITHDRAWAL OF TENDER
                               Regarding Units of
             Old Mutual Emerging Managers Institutional Fund, L.L.C.
                   Tendered Pursuant to the Offer to Purchase
                              Dated March 30, 2009
--------------------------------------------------------------------------------

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
            AT, AND THIS NOTICE OF WITHDRAWAL MUST BE RECEIVED BY THE
             COMPANY BY, 12:00 MIDNIGHT, EASTERN TIME, ON APRIL 24,
                       2009 UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

          Complete This Notice of Withdrawal And Return Or Deliver To:

                             UMB Fund Services, Inc.
                               803 W. Michigan St.
                               Milwaukee, WI 53233
                           Attention: Old Mutual Funds
                              Phone: (888) 896-8919
                               Fax: (816) 860-3140

Old Mutual Emerging Managers Institutional Fund, L.L.C.

Ladies and Gentlemen:

The undersigned wishes to withdraw the tender of its units of limited liability company interests ("Units") in Old Mutual Emerging Managers Institutional Fund, L.L.C. (the "Company"), or the tender of a portion of such Units, for purchase by the Company that previously was submitted by the undersigned in a Letter of Transmittal dated _____________________. This tender was in the amount of:

[ ]    All Units.

[ ] Portion of Units expressed as a specific dollar value. (Required Minimum Balance must be maintained).

       $_______________________

[ ] Portion of Units expressed as a specific number of Units. (Required Minimum Balance must be maintained). __________

[ ]    All Units in excess of the Required Minimum Balance.

       The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the Units of the Company (or portion of the Units) previously tendered will not be purchased by the Company upon expiration of the tender offer described above.

Old Mutual Emerging Managers Institutional Fund, L.L.C.

SIGNATURE(S).
----------------------------------------- -------------------------------------
FOR INDIVIDUAL INVESTORS                   FOR OTHER INVESTORS:
AND JOINT TENANTS:

------------------------------------       ------------------------------------
Signature                                  Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON INVESTOR CERTIFICATION)

------------------------------------       ------------------------------------
Print Name of Investor                     Signature
                                           (SIGNATURE OF OWNER(S) EXACTLY AS
                                           APPEARED ON INVESTOR CERTIFICATION)

------------------------------------       ------------------------------------
Joint Tenant Signature if necessary        Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
APPEARED ON INVESTOR CERTIFICATION)

------------------------------------        ------------------------------------
Print Name of Joint Tenant                  Co-signatory if necessary
                                            (SIGNATURE OF OWNER(S) EXACTLY AS
                                             APPEARED ON INVESTOR CERTIFICATION)

                                            ------------------------------------
                                            Print Name and Title of Co-signatory

----------------------------------------- -------------------------------------
Date:
         ---------------------------

                                    EXHIBIT E
       Forms of Letters from the Company to Members in Connection with the
                    Company's Acceptance of Tenders of Units.

          THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED ALL OF YOUR UNITS OF THE COMPANY.

                                                      ____________________, 2009
Dear Member:

          Old  Mutual  Emerging   Managers   Institutional   Fund,  L.L.C.  (the
"Company") has received and accepted for purchase your tender of units of limited liability company interests ("Units") in the Company.

          Because you have tendered and the Company has purchased your entire investment, you have been paid a note (the "Note"). The Note entitles you to receive 97% of the purchase price based on the estimated unaudited net asset value of the Company as of June 30, 2009 or, if the tender offer period is extended, approximately one month after the expiration of the tender offer, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated ____________, no later than July 31, 2009, unless the valuation date of the Units has changed, or the Company has requested a withdrawal of its capital from the portfolio funds in which it has invested.

          The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you after the completion of the Company's fiscal year-end audit for the year ending March 31, 2010 and is subject to fiscal year-end audit adjustment. This amount will be paid within ten days after the conclusion of the fiscal year-end audit, or on such earlier date as the Company's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2010.

          Should you have any questions, please feel free to contact the Company's Transfer Agent, UMB Fund Services at (888) 896-8919.

                                   Sincerely,
                                   OLD MUTUAL EMERGING MANAGERS INSTITUTIONAL
                                   FUND, L.L.C.

Enclosure

               THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A
                     PORTION OF YOUR UNITS OF THE COMPANY.
                                       ____________________________, 2009

Dear Member:

          Old  Mutual  Emerging   Managers   Institutional   Fund,  L.L.C.  (the
"Company") has received and accepted for purchase your tender of a portion of your units of limited liability company interests ("Units") in the Company.

          Because you have tendered and the Company has purchased a portion of your investment, you have been paid a note (the "Note"). The Note entitles you to receive an initial payment of at least 97% of the purchase price based on the unaudited net asset value of the Company as of June 30, 2009 or, if the tender offer period is extended, approximately one month after the expiration of the tender offer, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated _____________ no later than July 31, 2009, unless the valuation date of the Units has changed, or the Company has requested a withdrawal of its capital from the portfolio funds in which it has invested, and provided that your account retains the required minimum balance, in accordance with the terms of the tender offer.

          The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you after the completion of the Company's fiscal year-end audit for the year ending March 31, 2010 and is subject to fiscal year-end audit adjustment. This amount will be paid within ten days after the conclusion of the fiscal year-end audit, or on such earlier date as the Company's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2010.

          You remain a member of the Company with respect to the portion of your Units of the Company that you did not tender.

          Should you have any questions, please feel free to contact the Company's Transfer Agent, UMB Fund Services at (888) 896-8919.

                                   Sincerely,
                                   OLD MUTUAL EMERGING MANAGERS INSTITUTIONAL
                                   FUND, L.L.C.
Enclosure

                                      E-2